

07005077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 01 2007 WASH. D.C.

SEC FILE NUMBER
8- 53344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shattuck Hammond Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 2950
(No. and Street)

New York,	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael S. Guernier (212) 314-0317
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael S. Guernier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shattuck Hammond Partners LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JINETTE M. WILSON
NOTARY PUBLIC, STATE OF NEW YORK
ID No. 01WI6129160
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 06/20/2009

Signature

Financial Operations Principal & Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

SHATTUCK HAMMOND PARTNERS LLC

December 31, 2006



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
210
SECTION

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Members of
Shattuck Hammond Partners LLC

We have audited the accompanying statement of financial condition of Shattuck Hammond Partners LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shattuck Hammond Partners LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
January 26, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Shattuck Hammond Partners LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006
(expressed in United States dollars)

ASSETS

Cash and cash equivalents	$5,915,064
Investment banking and advisory fees receivable	1,352,404
Other receivables	31,043
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $456,408)	667,617
Other assets	363,200
Total assets	$8,329,328

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable	$ 522,463
Accrued expenses	423,343
Due to members	3,383,522
	4,329,328
Commitments	
Members' capital	4,000,000
Total liabilities and members' capital	$8,329,328

The accompanying notes are an integral part of this statement.

Shattuck Hammond Partners LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006
(expressed in United States dollars)

NOTE A - GENERAL BUSINESS

Shattuck Hammond Partners LLC (the "Company") was formed in 2001 as a limited liability company under the laws of the state of Delaware. As such, its members' liability in the Company's obligations and debts shall be limited to the amount of their capital contributions. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Municipal Securities Rulemaking Board ("MSRB").

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions. Its activities also include the underwriting and placement of municipal securities and privately placing equity and debt securities on behalf of corporations, partnerships, business trusts and limited liability companies on a "firm commitment" or "best efforts" basis with clients located throughout the United States of America.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash, money market funds and investments in overnight Federal funds maintained in financial institutions.

2. *Investment Banking and Advisory Fees Receivable*

   Investment banking and advisory fees receivable are stated net of any allowance for bad debts. For the year ended December 31, 2006, no allowance was considered necessary.

3. *Investment Banking and Advisory Fees Revenue*

   Revenue from investment banking and advisory activities is recognized when performance is substantially completed. In connection with these activities, the Company receives retainer fees, generally nonrefundable, for services to be provided. Advisory services fees received in advance of performance are treated as deferred revenue.

4. *Furniture, Equipment, and Leasehold Improvements*

   Furniture and equipment are depreciated on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE B (continued)

5. Income Taxes

No provision for Federal and state income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss. The Company is subject to certain state and local taxes, including unincorporated business taxes.

6. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - MEMBERS' CAPITAL

The Company's limited liability agreement calls for the Company's profits and losses to be allocated in the manner as stated in the agreement.

NOTE D - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into underwriting commitments and other securities transactions as principal and agent. In the event counterparties are unable to fulfill contractual obligations, the Company is exposed to off-balance-sheet risk of loss on unsettled securities transactions.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance-sheet risk, including credit approval and collateral requirements.

The Company is subject to credit risk at December 31, 2006, as substantially all of the cash and cash equivalents are held at or issued by one financial institution, The Bank of New York.

(expressed in United States dollars)

NOTE E - COMMITMENTS

The Company occupies offices in various locations under operating leases expiring through 2012. Future minimum rental payments required under leases for premises are as follows:

Fiscal year	
2007	$ 712,000
2008	716,000
2009	724,000
2010	729,000
2011	189,000
2012	3,000
	$3,073,000

Total rental expense for the year was approximately $1,254,000.

NOTE F - RELATED PARTY TRANSACTION

The Company subleases part of its office space, under a verbal agreement, to a related entity in which it has an ownership interest. Total rental income received from this entity amounted to approximately $65,000 for the year ended December 31, 2006.

NOTE G - TAXES

During the year, the Company incurred approximately $269,000 of unincorporated business taxes, which is included in tax expense in the statement of income.

NOTE H - LEGAL CONTINGENCIES

In the ordinary course of business, the Company is subject to routine litigation. Management believes the cost incurred, if any, relating to pending litigation, will not have a material impact on the financial statements.

NOTE I - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD and MSRB, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had net capital of $1,490,062, which exceeded minimum net capital requirements by $1,390,062.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

SHATTUCK HAMMOND PARTNERS LLC

December 31, 2006



SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH. D.C.
210
SECTION

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Shattuck Hammond Partners LLC

In planning and performing our audit of the financial statements and supplementary information of Shattuck Hammond Partners LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members of the Company, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
January 26, 2007

END